Issuer Free Writing Prospectus dated July 9, 2018 Relating to Prospectus dated June 18, 2018 Filed Pursuant to Rule 433 Registration Statement No. 333-225713

SenesTech , Inc. NASDAQ: SNES JULY 2018 INVESTOR PRESENTATION

*ContraPest ® is a Restricted Use Pesticide, due to applicator expertise. Please read and comply with all label instructions. 2 SenesTech Disclaimer The following information and the statements made during this presentation contain forward - looking statements . These forward - looking statements are based on the current expectations and beliefs of the Company’s management, as well as a number of assumptions concerning future events . The forward - looking statements include statements that reflect management’s beliefs, plans, objectives, goals, expectations, anticipations and intentions with respect to our financial condition, results of operations, future performance and business, our business strategy and our current and future development plans . Forward - looking statements include, but are not limited to, statements about : the likelihood of regulatory approvals for our product candidates ; the potential market opportunities for commercializing our product candidates ; the anticipated results and effects of our product candidates and our ability to effectively market our products ; our expectations regarding the potential market size for our product candidates ; estimates of our expenses, capital requirements and need for additional financing ; our ability to enter into strategic partnership agreements and to achieve the expected results from such arrangements ; the initiation, timing, progress and results of future laboratory and field studies and other aspects of our research and development programs ; our ability to manufacture our product candidates in a commercially efficient manner ; the scope of protection we are able to obtain and maintain for our intellectual property rights covering our product candidates ; our use of proceeds from any potential future debt or securities offerings ; our financial performance ; developments and projections relating to our competitors and our industry ; and our ability to sell our products at commercially reasonable values . Although the Company believes that the expectations reflected in the forward - looking statements are reasonable, it cannot guarantee future results, level of activity, performance or achievements . Many factors discussed in this presentation, some of which are beyond the Company’s control, will be important in determining its future performance . Consequently, actual results may differ materially from those that might be anticipated from forward - looking statements . In light of these and other uncertainties, you should not regard the inclusion of a forward - looking statement in this presentation as a representation that the Company’s plans and objectives will be achieved, and you should not place undue reliance on such forward - looking statements . The Company undertakes no obligation to publicly update any forward looking statements, whether as a result of new information, future events or otherwise, except as required by law . All forward - looking statements in this presentation speak only as of the date of this presentation . ContraPest ® is a Restricted Use Product due to applicator expertise SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

*ContraPest ® is a Restricted Use Pesticide, due to applicator expertise. Please read and comply with all label instructions. 3 SenesTech Disclaimer The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates . Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering . You may get these documents for free by visiting EDGAR on the SEC Web site at www . sec . gov . Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll - free (212) 895 - 3745 .

*ContraPest ® is a Restricted Use Pesticide, due to applicator expertise. Please read and comply with all label instructions. 4 About SenesTech SenesTech at a Glance (1) x SenesTech , founded in 2004, aims to provide for the more humane treatment of animals, to improve the quality of human life, and to enhance environmental stewardship through global applications of their animal fertility control technology x SenesTech has developed an innovative method for managing animal populations through fertility control x SenesTech’s first product, ContraPest, applies proprietary technology to the global challenge of rat infestation x ContraPest received EPA registration in 2016 and is currently registered in 49 states and the District of Columbia x ContraPest is currently available commercially to licensed pest management professionals through national distributors Ticker: SNES Exchange: Nasdaq Capital Market Stock Price: $1.66 Shares Outstanding: 18.1 million Market Capitalization: $27.7 million Average Volume (3 mo.): 2.5 million shares 0 5,000,000 10,000,000 15,000,000 20,000,000 25,000,000 30,000,000 35,000,000 40,000,000 45,000,000 50,000,000 $0.00 $0.50 $1.00 $1.50 $2.00 $2.50 Volume Price ADTV: 130,304 ADTV: 5,645,474 (1) Data as of 6/26/2018 Company Overview

*ContraPest ® is a Restricted Use Pesticide, due to applicator expertise. Please read and comply with all label instructions. 5 Recent Events • Hired 20 - year Orkin executive to run sales and marketing efforts. • Enhanced messaging to place the PMP at the center of the conversation. • Continued to build PMP support for the product, with over 50 known PMPs across the U.S. • Established agreements with Univar and Target Specialty Products to provide market access to many of the leading PMPs around the United States. • In May 2018, California Department of Pesticide Regulation proposed to register SenesTech's ContraPest for sale and use in California. • In June 2018, successfully completed pivotal meetings with the EPA to address planned label improvements and product enhancements to ContraPest. Stage is set: Company successfully built the infrastructure and refined its marketing message in 2017 to drive the acquisition of new customers and revenue in 2018 and beyond.

*ContraPest ® is a Restricted Use Pesticide, due to applicator expertise. Please read and comply with all label instructions. 6 Key Announcements and Related Market Performance SenesTech’s Key Recent Events SenesTech’s Stock Performance 1 2 3 4 May 21, 2018 : California Department of Pesticide Regulation has Proposed to Register SenesTech’s ContraPest for Sale and Use in California May 23, 2018 : SenesTech and Pestmaster Partner to Bring ContraPest to California Pest Management June 5, 2018 : SenesTech Regains Compliance with NASDAQ Rules June 11, 2018 : SenesTech Establishes a Distribution Relationship with Bug Off Pest Control Center of New York City for ContraPest 0 5,000,000 10,000,000 15,000,000 20,000,000 25,000,000 30,000,000 35,000,000 40,000,000 45,000,000 50,000,000 $0.00 $0.50 $1.00 $1.50 $2.00 $2.50 Volume Price 1 2 3 4

*ContraPest ® is a Restricted Use Pesticide, due to applicator expertise. Please read and comply with all label instructions. 7 The Addressable Challenges Challenge #1 Food Security Rodents destroy food through consumption and contamination. In 2014, 20% of stored food worldwide was lost due to rodent activity. 2 Rats damage public infrastructure, estimated by the National Wildlife Research Center (NWRC) at over $27 billion annually in the U.S. 3 Rodents transmit disease (>200 million deaths historically 4 ), deadly pathogens and poisons to animals and humans. Challenge #3 Disease and Poison The total addressable rodenticide market is about $1 Billion annually. 1 How much more is it worth to effectively and safely address these challenges? Challenge #2 Infrastructure Damage 1 Derived from Markets and Markets press release titled “Rodenticides Market worth 1.23 Billion USD by 2022”: https://www.marketsandmarkets.com/PressReleases/rodenticides.asp 2 QA Magazine, Commensal Rodents Eat at Our Tables, http://www.qualityassurancemag.com/article/qa1014 - rodents - control - management/ 3 ENVIRONMENTAL AND ECONOMIC COSTS OF VERTEBRATE SPECIES INVASIONS INTO THE UNITED STATES, DAVID PIMENTEL, College of Agricultu re and Life Sciences, Cornell University, Ithaca, New York, USA. https://www.aphis.usda.gov/wildlife_damage/nwrc/symposia/invasive_symposium/content/Pimentel2_8_MVIS.pdf 4 BBC News, Decoding the Black Death, http://news.bbc.co.uk/2/hi/health/1576875.stm

*ContraPest ® is a Restricted Use Pesticide, due to applicator expertise. Please read and comply with all label instructions. 8 *When used as directed. Remember, always read, understand and comply with the label. ContraPest® is a Restricted Use Pesticide. Reproduction is the Source of Infestations Chicagomag.com 2015; National Geographic How two rats become 15,000 in one year. [Video file]. (2013). Retrieved February 15, 2018, from https://www.youtube.com/watch?v=RJA4IW_pkeo

*ContraPest ® is a Restricted Use Pesticide, due to applicator expertise. Please read and comply with all label instructions. 9 *When used as directed. Remember, always read, understand and comply with the label. ContraPest® is a Restricted Use Pesticide. Lethal Campaigns Can Leave Opportunity for Rebound *When used as directed. Remember, always read, understand and comply with the label. ContraPest® is a Restricted Use Pesticide. 0 20 40 60 80 100 120 0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 Population Abundance (%) Month Populations can rebound to initial size in 3 - 6 months, driving incremental costs, increased damage, and unforeseen resource allocation . Innes et al. 1995; SenesTech Internal Data “This is where we have to make extra service calls, hurting our costs.” “This is where we get replaced by another service provider.” Rat population response to ContraPest® following lethal campaign.

*ContraPest ® is a Restricted Use Pesticide, due to applicator expertise. Please read and comply with all label instructions. 10 Our Solution ContraPest is a highly attractive, liquid bait containing the active ingredients (“AI”) 4 - vinylcyclohexene diepoxide, or VCD, and triptolide, a plant - derived chemical, with a high fat content and sweet taste. • Rats repeatedly feed, and their fertility is reduced as they consume the bait. The active ingredients target both male and female rodents resulting in sustained contraception with continued consumption • Sustained impact and avoids population “rebound” • When lethal means are used, the death rate is always less than birth rate for rats VCD Triptolide *When used as directed. Remember, always read, understand and comply with the label. ContraPest® is a Restricted Use Pesticide.

*ContraPest ® is a Restricted Use Pesticide, due to applicator expertise. Please read and comply with all label instructions. 11 Highly Effective • When rats consume ContraPest, they do not reproduce. Active ingredients target both male and female rats. Highly Palatable • Sweet and fatty ingredients bring rats back to feed on ContraPest; even in the presence of familiar food. Rats remain infertile as they continue to consume ContraPest. Less Reproduction = Fewer Rats • “The best way to reduce rodent populations is to eliminate factors that allow rodents to reproduce and thrive.” - California Dept. of Pesticide Regulation • ContraPest targets the PRIMARY source of rat overpopulation: REPRODUCTION Designed To Minimize Risk to Handlers, Non - targets And Other Animals • Non - lethal to rodents • Delivered in a tamper - resistant bait station • Active ingredients metabolize into inactive ingredients within 15 minutes. Why ContraPest is Different

*ContraPest ® is a Restricted Use Pesticide, due to applicator expertise. Please read and comply with all label instructions. 12 *When used as directed. Remember, always read, understand and comply with the label. ContraPest® is a Restricted Use Pesticide. Laboratory rats • 100% efficacy Delivering an Effective Product: Lab Studies Wild caught Norway and roof rats • 96% efficacy • Multiple, free - choice laboratory studies have repeatedly demonstrated efficacy. • No observable adverse effects.

*ContraPest ® is a Restricted Use Pesticide, due to applicator expertise. Please read and comply with all label instructions. 13 URBAN STUDIES Results • Rats repeatedly consumed ContraPest ® in the presence of rodenticides, trash, other food sources, exclusion strategies, and abundant water options. • 18% - 67% reduction in rat activity, including suppression of seasonal population peak. • Non - standard spacing did not impact efficacy. *When used as directed. Remember, always read, understand and comply with the label. ContraPest® is a Restricted Use Pesticide. Delivering an Effective Product: Field Studies

*ContraPest ® is a Restricted Use Pesticide, due to applicator expertise. Please read and comply with all label instructions. 14 *When used as directed. Remember, always read, understand and comply with the label. ContraPest® is a Restricted Use Pesticide. AGRICULTURAL STUDY Results • Rats consumed ContraPest ® in the presence of rodenticides, animal feed, and abundant water options. • Sites with ContraPest ® displayed 46% lower signs of activity than just rodenticides alone. • 100% of mature female rats on sites with rodenticide alone were found to be pregnant or lactating, versus 33% on sites with ContraPest. Delivering an Effective Product: Field Studies

*ContraPest ® is a Restricted Use Pesticide, due to applicator expertise. Please read and comply with all label instructions. 15 EPA Approved *When used as directed. Remember, always read, understand and comply with the label. ContraPest® is a Restricted Use Pesticide. ▪ Worked with EPA to Facilitate Registration ▪ Practically results in exclusive use of Active Ingredients for 10 years, with possible 10 year extension 1 ▪ Dynamic Registration ▪ Label changes ▪ Alternate formulations (non - liquid) ▪ Additional species ▪ State Registrations (to date 49 + District of Columbia) 1 Via right to exclusive use of data sets underlying approval during this time period

*ContraPest ® is a Restricted Use Pesticide, due to applicator expertise. Please read and comply with all label instructions. 16 Commercialization Strategy senestech
17

Market Approach: Target the PMPs


senestech
Sound science. Effective solutions.
ContraPest®
Push
Distributors
Pest Management Professionals (PMPs)
Pull
Integrated Pest Management: ContraPest is one tool in the PMP toolbox.
Commercial / Residential
• Integrated Pest Management through Pest Management Professionals (PMP)
• Commercial
• HOAs, theme parks, animal care
Government
• Transit systems
• Public Housing
• Recycling/waste facilities
Agriculture
• Protein production
• Grain or food storage
• Organic
Corporate Social Responsibility (CSR)
• Eco-sensitive
• NGO partners
• Sustainability
• Natural preserves and zoos

*ContraPest® is a Restricted Use Pesticide, due to applicator expertise. Please read and comply with all label instructions.

*ContraPest ® is a Restricted Use Pesticide, due to applicator expertise. Please read and comply with all label instructions. 18 Key Distribution and PMP Relationships Established • Distributors • Univar USA • Target Specialty Products • Bug Off (NYC) • Forshaw • Oldham Chemicals Company • PMPs • Over 50 PMPs known to date in the sales/customer database Distributor Map

19

“Hierarchy of Needs” for the Pest Management Professional

Effectiveness

- A proven solution to magnify the results of your Integrated Pest Management (IPM) Protocol.
- Can also be used for customers who demand a non-lethal approach

Efficiency

- Adding ContraPest® to your IPM program can inhibit reproduction, bringing the rat populations down and keeping them down

Cost Efficiency

- As populations decrease, the number of bait stations can be reduced and related maintenance time is decreased.
- ContraPest® can help you avoid unexpected population rebounds, allowing you to reduce maintenance calls and improve customer satisfaction.

Future Messaging


Premium Offering – How do we help PMPs launch premium offering?
Focus on Innovation in particular with end customer handouts to position PMPs as cutting edge.
Pest Management Owners – Employee safety & reduced handler exposure

*ContraPest® is a Restricted Use Pesticide, due to applicator expertise. Please read and comply with all label instructions.

*ContraPest ® is a Restricted Use Pesticide, due to applicator expertise. Please read and comply with all label instructions. 20 *When used as directed. Remember, always read, understand and comply with the label. ContraPest® is a Restricted Use Pesticide. ContraPest can be used as a standalone solution or within an Integrated Pest Management (IPM) plan to help reduce reproduction and magnify the success of infestation control methodologies. ContraPest ® : The Anchor to IPM Chemical Biological Physical Sanitation Mechanical Prevention ContraPest ®

*ContraPest ® is a Restricted Use Pesticide, due to applicator expertise. Please read and comply with all label instructions. 21 Key state markets are determined by alignment with core audience and messages: 1) Markets that have a pronounced need for proven rodent control solutions (FL, TX, CA, NY, KY, TN, NC, SC, GA ) 2) Markets interested in non - lethal solution (CA, MA, HI) Initial Geographic Focus

*ContraPest ® is a Restricted Use Pesticide, due to applicator expertise. Please read and comply with all label instructions. 22 Potential of California Market On May 21, 2018, the California Department of Pesticide Regulation PROPOSED TO REGISTER ContraPest for use in the state of California – notice period concluded June 16. • California is one of the top 3 U.S. markets for rodent control 1 • Social and ecological factors make California unique • Assembly Bill 2422 • Pressure on traditional rodenticides • Focus on the social imperative • Ecological humane applications favored by CA market 1 Bureau of Labor Statistics, Occupational Employment and Wages, May 2017, https://www.bls.gov/oes/current/oes372021.htm

*ContraPest ® is a Restricted Use Pesticide, due to applicator expertise. Please read and comply with all label instructions. 23 Regulatory Path with EPA for Enhancements On June 4, 2018, SenesTech announced that it had successfully completed pivotal meetings with the EPA to address planned label improvements and product enhancements to ContraPest®. • Bait Stations • Non - Liquid Formulations • Restricted Use • Mice

senestech 24

Pipeline

PRODUCT	PRIMARY TARGET(S)	MARKET OPPORTUNITY
Additional Rodents	**Mice, voles, squirrels**	**>60% of overall rodent market[1]**
Boar taint	**Boars**	**$1.2 billion [2]**
Feral animal fertility control	**Feral Dogs and Hogs**	**$1.5 billion [3]**
Large Animal	**Whitetail Deer**	**?**
Companion Animals	**Dogs and/or Cats**	**?**

[1] 2017 State of the Rodent Market, PCT Magazine
[2] Internal estimate
[3] ENVIRONMENTAL AND ECONOMIC COSTS OF VERTEBRATE SPECIES INVASIONS INTO THE UNITED STATES, DAVID PIMENTEL, College of Agriculture and Life Sciences, Cornell University, Ithaca, New York, USA. https://www.aphis.usda.gov/wildlife_damage/nwrc/symposia/invasive_symposium/content/Pimentel2_8_MVS.pdf

*ContraPest® is a Restricted Use Pesticide, due to applicator expertise. Please read and comply with all label instructions.

*ContraPest ® is a Restricted Use Pesticide, due to applicator expertise. Please read and comply with all label instructions. 25 Balance Sheet ($ in Millions) As of 3/31/2018 Cash, cash equivalents and highly liquid investments $4.8 Total Assets $7.2 Debt $0.7 Common Equity $5.5 Shares Outstanding 16.5 Warrants Outstanding 6.3

*ContraPest ® is a Restricted Use Pesticide, due to applicator expertise. Please read and comply with all label instructions. 26 Income Statement ($ in Millions, except per share data) Q1 2018 2017 2016 2015 Revenue $0.019 $0.052 $0.318 $0.24 Operating Expenses 2.7 12.3 10.8 15.9 Net loss (2.7) (12.3) (10.8) (18.2) Net loss per share $(0.16) $(1.12) $(1.71) $(4.71) Adjusted EBITDA Loss (Non - GAAP 1 ) $(1.8) ($8.2) $(6.0) $(5.8) 1 See appendix for reconciliation to GAAP

*ContraPest ® is a Restricted Use Pesticide, due to applicator expertise. Please read and comply with all label instructions. 27 • A billion - dollar market with a multi - billion dollar impact • A proprietary technology that has no direct competition • Meets customer need for efficacy as well as service provider need for efficiency and profitability • A management team that blends deep science, disruptive product commercialization and pest control industry experience SenesTech Investment Highlights senestech 28



Thank You

SenesTech
3140 N Caden Court
Flagstaff, AZ 86004

Facebook.com/senestech
Twitter.com/senestech
LinkedIn.com/company/senestech-inc-/

info@senestech.com
928-779-4143
www.senestech.com

*ContraPest® is a Restricted Use Pesticide, due to applicator expertise. Please read and comply with all label instructions.

Appendix

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Management



Dr. Loretta Mayer
Chief Executive Officer and Chairman of the Board



Kim Wolin
Executive Vice President Operations



Tracy Eames
Vice President of Marketing



Paul M. Palz
Vice President, Corporate Controller



Dr. Cheryl Dyer
Chief Research Officer Director, Retired



Bill Baker
Vice President Finance



Tracey Hayes
Vice President of Human Relations



Brandy Pyzyna
Vice President, Scientific Operations



Tom Chesterman
Chief Financial Officer



Elissa Calloway
Vice President of Manufacturing



Joe Malinowski
Vice President of Sales



Dr. Dana Skarra
Senior Research Scientist

*ContraPest® is a Restricted Use Pesticide, due to applicator expertise. Please read and comply with all label instructions.

*ContraPest ® is a Restricted Use Pesticide, due to applicator expertise. Please read and comply with all label instructions. 31 Board of Directors Dr. Loretta Mayer, Ph.D. Chair of the Board, SenesTech Chief Executive Officer and Chief Scientific Officer, co - Founder Grover Wickersham Director, member of the Nominating and Corporate Governance Committee Cheryl A. Dyer, Ph.D. SenesTech President and Chief Research Officer, co - Founder, Retired Director Julia Williams, M.D. Director, member of Compensation Committee Matthew Szot Director, Chair of the Audit and Finance Committees, member of the Compensation and Nominating and Corporate Governance Committees Marc Dumont Director, member of the Audit, Finance and Nominating and Corporate Governance Committees Jamie Bechtel, JD, PhD Lead Independent Director, Chair of Compensation and Nominating and Corporate Governance Committees, member of Finance and Marketing Committees Delphine Francois Chiavarini Director, Chair of Marketing Committee, member of the Audit Committee

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Adjusted EBITDA – Reconciliation to GAAP Net Loss

SenesTech Inc.
Itemized Reconciliation Between Net Loss and Non-GAAP Adjusted EBITDA
(Unaudited)

	For the Three Months Ended March 31,	For the Years Ended December 31,		
	2018	2017	2016	2015
Net Loss (As Reported, GAAP)	(2,665)	(12,286)	(10,795)	(18,173)
Series A convertible preferred dividends	-	-	(159)	-
Net loss and comprehensive loss (As Reported, GAAP)	(2,665)	(12,286)	(10,954)	(18,173)
Non-GAAP Adjustments (in thousands):				
Interest and dividends	16	57	240	16
Stock-based compensation	698	3,728	3,369	11,262
Contract cancellation settlement	-	-	1,000	-
Gain on investments held to maturity	(13)	(36)	-	-
Change in fair value of derivative	-	(69)	6	63
Amortization and accretion:				
Amortization of debt discount and deferred financing costs	-	-	27	216
Amortization of discounts on investments held to maturity	5	17	-	-
Change in fair value of convertible notes	-	-	-	671
Loss on extinguishment of unsecured debt	-	-	161	-
Depreciation expense	117	391	196	182
Total of non-GAAP adjustments	823	4,088	4,999	12,410
Adjusted EBITDA Loss (Non-GAAP)	(1,842)	(8,198)	(5,955)	(5,763)

Use of Non-GAAP Financial Measure

Adjusted EBITDA is presented herein and is a non-GAAP measure. However, this measure is not intended to be a substitute for those financial measures reported in accordance with GAAP. Adjusted EBITDA has been included because management believes that, when considered together with the GAAP figures, it provides meaningful information related to our operating performance and liquidity and can enhance an overall understanding of financial results and trends.

*ContraPest® is a Restricted Use Pesticide, due to applicator expertise. Please read and comply with all label instructions.